  Exhibit 99.1

AMARC DIVESTS THE NEWTON GOLD PROPERTY TO CARLYLE AND
RETAINS A 2% NSR ROYALTY

December 17, 2020, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) reports that it has closed the previously announced sale of its Newton Property (the “Property” or “Newton”) located in south-central British Columbia (“BC”) (see Amarc news release December 9, 2020). The arm’s length private company, Isaac Mining Corp. (“IMC”), has achieved the go-public event required under the terms of the agreement by amalgamating with a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”) (CSE:CCC, FSE:1OZ, OTC:DLRYF) pursuant to which Carlyle has acquired all of the issued and outstanding shares of IMC and its treasury of more than $2 million (see Carlyle release December 17, 2020).

Also under the terms of the agreement, Amarc has received consideration comprising total cash of $300,000 and 5.5 million equity units (share plus warrant) in Carlyle valued at $0.25 per unit. Amarc now holds more than 12% of the issued and outstanding shares in Carlyle. In addition, Amarc retains a 2% Net Smelter Return (“NSR”) Royalty in the Property.

The divestment of the Newton Property allows Amarc to retain exposure to the upside gold potential at Newton through its equity position in Carlyle and the retained NSR Royalty, whilst maintaining strategic focus on the development of its three high-value and expansive, 100%-owned copper±gold districts - the IKE, JOY and DUKE. These districts are host to four known copper±gold deposits that are prime for moving toward development, and also 10 porphyry copper-gold deposit targets that are fully permitted and ready for drill discovery. Combined, Amarc’s portfolio provides tremendous optionality for work program advancement and partnership transactions.

The Newton Gold Property

Exploration drilling of 27,944 m in 89 core holes completed by Amarc at Newton Property successfully discovered and delineated a bulk tonnage, low to intermediate sulphidation gold-silver deposit, which extends over an area of approximately 800 m by 400 m and to depths of around 560 m from surface. An initial mineral resource estimate announced in September 2012 confirms Newton as a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t Au cut-off, the Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t Au and 2.1 g/t Ag, containing 1.6 million ounces of Au and 7.7 million ounces of Ag1.

Exploration and resource expansion potential are indicated at Newton by the large plus 7 km2 hydrothermal system as outlined by an Induced Polarization geophysical chargeability anomaly and metal anomalies from wide-spaced historical wildcat drilling. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover. The alteration types, metal associations and geological setting at Newton are nearly identical to those that characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson deposit.

The Property is located some 100 km west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

1 The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressarco, P. Geo., an independent Qualified Person. The contained metal estimates are based on 100% recoveries. The Effective Date of the Mineral Resource is July 4, 2012 and the Newton Technical Report is filed on www.sedar.com under Amarc’s profile.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value BC porphyry copper-gold mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold deposit projects located in different prolific porphyry districts in southern, central and northern BC, respectively. Each of the three projects is located in proximity to industrial infrastructure – including power, highways and rail. These projects represent significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and to do so in a manner that contributes to sustainable community and economic development. Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located – including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and interpolation from a limited number of drill holes. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Newton Property. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.